Exhibit 99.3

Dehaier Medical Systems Reports Full Year 2014 Financial Results

Company to Conduct Conference Call at 8:30 a.m. EDT on April 30, 2015

BEIJING, April 30, 2015 -- Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China, today reported its financial results for the fiscal year ended December 31, 2014.

Mr. Ping Chen, Dehaier's Chief Executive Officer, stated: "During 2014, we furthered the strategic restructuring of our business focus from medical equipment distribution to mobile internet-based medical devices and services, including wearable sleep respiratory solution systems for Obstructive Sleep Apnea Syndrome (“OSAS”), telemedicine services, hospital management and wireless network solutions. Though our earnings declined in 2014 as we continued to transform our business platform and increased our spending on the development of our sleep respiratory business, we are encouraged by the progress of our sleep respiratory business. With our wearable sleep respiratory solution systems for OSAS gradually selling to more hospitals and medical examination centers across China, we are increasingly confident in the long-term outlook of our sleep respiratory business and expect it to evolve into one of the key growth drivers of our business in coming years.”

Mr. Chen continued, “The healthcare industry is transforming as both consumers and physicians are beginning to tap into new technologies such as mobile healthcare, telemedicine, and smart wearable medical devices. We believe our wearable sleep respiratory solution systems for OSAS position us well to capitalize on these new trends.

“Looking ahead, we will continue to pursue sustainable growth by enhancing our capability to deliver our systems to more medical institutions and by promoting the application of sleep respiratory solution systems we delivered. We will not only promote the application of our systems in sleep centers, respiration departments and ENTs but also promote application of our systems to a large number of hospitalized patients for pre- and post-operative sleep diagnosis. We will continue focusing on the penetration of private physical examination chains which we believe have significant potential users for our sleep respiratory solution systems. With substantial sleep diagnostic market demand from existing chronic disease patients in China, we plan to sell our systems to community clinics and expect meaningful contribution from the community clinic market in coming quarters. We will also actively explore opportunities to collaborate in niche market segments or verticals as well as with universities and research institutes. That said, we believe 2015 will bring further transformation of our business platform and significant progress in our new business initiatives,” Mr. Chen concluded.

Financial Highlights for Fiscal Year 2014

•	Revenue of $11.99 million, compared to $16.86 million for 2013;
•	Gross profit decreased by 50.21% year-over-year to $3.19 million;
•	Gross margin of 26.62%, compared to 38.03% for 2013;
•	Operating loss of $2.11 million, compared to operating income of $3.51 million a year ago;
•	Adjusted operating income (non-US GAAP) of $0.98 million, compared to $4.88 million a year ago;
•	Net income attributable to the Company was $1.00 million, or $0.18 per diluted share, compared to $2.00 million, or $0.43 per diluted share, for 2013.

Operation Highlights for Fiscal Year 2014

•	In January 2014, the Company received approval from the China Food and Drug Administration (“CFDA”) for its second generation DHR998 Sleep Diagnostic Device.

•	In February 2014, the Company sold 734,700 shares of its common stock and warrants to purchase an aggregate of 220,410 shares of common stock to institutional investors in a registered offering. Net proceeds for the Company from the registered offering were approximately $6.1 million.

•	In April 2014, the Company began serving as the exclusive product-appointed distribution agent for some of the world’s leading medical companies in bidding for multiple government procurement projects in China, and the Company became an authorized agent of Olympus (Beijing) Sales & Service Co., Ltd. to supply its electronic gastroscope and electronic bronchoscope products for several medical device procurement projects funded by the Chinese government.

•	In June 2014, the Company received approval from the CFDA for its Morpheus Ox software, and the Company obtained a software copyright certificate for its Tele-Consultation Management System V1.0 from China’s State Copyright Bureau and a software product register and test report from the Software Testing Center of China’s State Information Center.

•	In September 2014, the Company announced that it had cooperated with several large medical enterprises in multiple medical equipment procurement projects for top-tier hospitals in China and successfully secured purchase orders of medical equipment including anesthesia machines, defibrillators, color doppler ultrasound machines, magnetic resonance imaging machines, computed tomography machines and video bronchoscopes.

•	In October 2014, the Company announced that 22 hospitals and 6 medical examination centers in Beijing, Shanghai, Tianjin, Henan, Shandong, Shanxi, and Gansu provinces had introduced its wearable sleep respiratory technology systems that provide OSAS diagnosis, CPAP treatment, curative effect evaluation and other related services.

•	In November 2014, the Company announced that its sleep respiratory solution systems were adopted by an additional 26 major hospitals and 4 medical examination centers in Beijing, Tianjin, Shanxi, Hebei, Anhui, Hubei, Shandong, Inner Mongolia, and Gansu provinces and the Company signed a new software license and strategic cooperation agreement with Israel-based WideMed Technologies Ltd.

Full Year 2014 Financial Results

	For the 12 Months Ended December 31, 2014
	2014*	2013*	% Change
Revenues	$11.99	$16.86	-28.9%
Medical Devices	$10.30	$14.82	-30.5%
Respiratory and Oxygen Homecare	$0.06	$2.04	-97.1%
Mobile Medicine	$1.63	-	-
Gross margin	26.6%	38.0%	-30.0%
Net income attributable to Dehaier	$1.00	$2.00	-50.0%
Diluted earnings per share	$0.18	$0.43	-58.1%

* All monetary figures other than diluted earnings per share are in millions of US dollars.

Revenues

Total revenues decreased by 28.88% to $11.99 million for the year ended December 31, 2014 from $16.86 million for the year ended December 31, 2013. The decrease in total revenues was mainly due to lower sales from our medical device distribution business. Our traditional medical equipment business declined by 30.50% in 2014 mainly due to macro headwinds and increased competition.

Gross Profit

Our gross profit decreased by 50.21% to $3.19 million for the year ended December 31, 2014 from $6.41 million for the year ended December 31, 2013. Gross margin for the year ended December 31, 2014 was 26.62%, compared to 38.03% for the year ended December 31, 2013. The decrease in overall gross margin was attributable to a higher than expected percentage of sales derived from lower margin agent medical devices. As our higher margin sleep respiratory business develops, we expect upticks in overall growth margin in coming quarters.

Operating Expenses

Our general and administration expenses increased by 129.84% to $4.55 million for the year ended December 31, 2014 from $1.98 million for the year ended December 31, 2013. This increase was mainly due to the increase in R&D expenses for our sleep respiratory business, increase in professional service fees, external consultant fees, employee share-based compensation expenses as well as provision for doubtful accounts, inventory and intangible assets impairment. We expect our G&A expenses will decrease this year based on a foreseeable reduction of impairment for intangible assets, inventory, doubtful accounts and external consultant fees. In addition, we expect that the growth of R&D expenses will continue to be stabilized along with ongoing capitalization and continued investment in our sleep respiratory business.

Our selling expenses were $1.17 million for the year ended December 31, 2014, essentially unchanged from $1.18 million for the year ended December 31, 2013.

Total operating expenses increased by 80.80% to $5.71 million for the year ended December 31, 2014 from $3.16 million for the year ended December 31, 2013. The increase in operating expenses was mainly due to the lower gross profit combined with higher than expected SG&A expenses related to our sleep respiratory business as explained above.

Operating Loss

As a result of the forgoing, we generated an operating loss of $2.11 million for the year ended December 31, 2014, compared to operating income of $3.51 million for the year ended December 31, 2013. Excluding the non-cash items, we generated an operating income of $0.98 million for the year ended December 31, 2014, compared to adjusted operating income (excluding non-cash items) of $4.88 million for the year ended December 31, 2013.

Change in the Fair Value of Warrants Liability

Our full year 2014 results also benefitted from approximately $2.87 million in the change in fair value of warrants liability as a result of changes in the price of our common shares.

Net Income

As a result of the forgoing, net income decreased by 67.10% to $0.66 million for the year ended December 31, 2014 from $2.00 million for the year ended December 31, 2013. After deduction of non-controlling interest, net income attributable to Dehaier was approximately $1.00 million, or $0.18 per diluted share, for the year ended December 31, 2014, compared to $2.00 million, or $0.43 per diluted share, for the year ended December 31, 2013.

Financial Condition and Cash Flows

As of December 31, 2014, the Company had cash and cash equivalents of $1.73 million, a decrease of $0.87 million from $2.59 million as of December 31, 2013. On March of 2015, we secured a $2.4 million loan from Bank of Nanjing and we believe our current cash and cash equivalents should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months.

Net cash provided by operating activities was $4.14 million for the year ended December 31, 2014, compared to net cash used in operating activities of $0.20 million for the year ended December 31, 2013.

Net cash used in investing activities was $11.20 million for the year ended December 31, 2014, compared to $1.13 million for the year ended December 31, 2013. The cash used in investing activities was mainly attributable to an increase in fixed assets purchases associated with our sleep respiratory business and software copyrights and patent we acquired for the sleep respiratory business.

Net cash provided by financing activities was $6.26 million for the year ended December 31, 2014, compared to $0.33 million for the year ended December 31, 2013.The increase in net cash provided by financing activities was mainly due to net proceeds of approximately $6.07 million from the registered offering of shares of our common stock that we consummated in February 2014.

Capital Expenditure

We made capital expenditures of approximately $11.20 million for the year ended December 31, 2014, compared to $1.13 million for the year ended December 31, 2013. In 2013, our capital expenditures were mainly used to purchase machinery for our product line, while in 2014 our capital expenditures were mainly used for sleep respiratory diagnostic analysis system, equipment, intellectual property rights and patents.

Conference Call Information

Company management will host a conference call for investors at 8:30 a.m. EDT on Thursday April 30, 2015 (8:30 p.m. Beijing/Hong Kong time on April 30) to review the company's financial results and to respond to investor questions and comments.

Interested parties may access the call by dialing:

PARTICIPANT DIAL IN (TOLL FREE):	1-877-870-4263
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-317-0790
Hong Kong-Local Toll	852-301-84992
China Toll Free	4001-201203
Hong Kong Toll Free	800-905945

Conference replay will be available 1 hour after the end of the conference:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	1004282015
End Date: 7th May

For those unable to participate, the call will be available as a live, listen-only webcast on the Company's website at http://www.dehaier.com.cn and http://edge.media-server.com/m/p/2pyd3k2j.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company's business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company's financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company's performance using the same methodology and information as that used by the Company's management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company's management compensates for these limitations by providing the relevant disclosure of the items excluded.

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, marketing and sale of medical products, including medical devices and wearable sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier's technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080

wangxq@dehaier.com.cn

Weitian Investor Relations

Tina Xiao

+1-917-609-0333

Tina.xiao@weitian-ir.com

Financial Tables Below:

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,727,763	2,592,945
Accounts receivable
-less allowance for doubtful accounts of $1,600,920 and $935,865	11,828,134	12,616,694
Contract Deposits	1,823,235	2,373,651
Other receivables
-less allowance for doubtful accounts of $598,747 and $598,747	1,707,799	756,205
Advances to Suppliers	4,862,222	7,077,275
Prepayment and other current assets	2,396,787	5,597,984
Inventories, net	6,202,065	4,914,083
Tax receivable	138,986	372,935
Deferred tax asset	407,539	125,676
Total Current Assets	31,094,530	36,427,448

Deposits for purchase of property, plant and equipment	3,480,509	-
Deposits for purchase of property, plant and equipment-related party	1,498,627	-
Property and equipment, net	4,673,666	3,164,065
Intangible assets, net	6,197,942	2,616,349
Total Assets	46,945,274	42,207,862

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,440,500	2,477,715
Accounts payable	270,523	86,804
Advances from customers	167,285	317,947
Accrued expenses and other current liabilities	509,697	494,574
Taxes payable	156,024	82,750
Warranty obligation	134,220	348,591
Total Current Liabilities	3,678,249	3,808,381

OTHER LIABILITIES
Warrants liability	553,060	720,857
Total Liabilities	4,231,309	4,529,238

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 5,808,675 and 4,668,000 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	15,864	12,749
Additional paid in capital	18,719,965	13,752,187
Retained earnings	19,142,337	18,143,344
Accumulated other comprehensive income	3,382,707	3,950,071
Total Dehaier Medical Systems Limited shareholders' equity	41,260,873	35,858,351
Non-controlling interest	1,453,092	1,820,273
Total equity	42,713,965	37,678,624
Total liabilities and equity	46,945,274	42,207,862

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,
	2014	2013
	US$	US$
Revenue	11,989,446	16,858,178

Costs of revenue	(8,797,732)	(10,447,612)

Gross profit	3,191,714	6,410,566

Service income	454,440	309,060
Service expenses	(45,364)	(54,761)
General and administrative expense	(4,149,856)	(1,977,610)
Impairment loss for intangible assets	(395,506)	-
Selling expense	(1,167,487)	(1,182,209)

Operating Income (Loss)	(2,112,059)	3,505,046

Financial expenses ( including interest expense of $176,231, $159,483 and $149,488)	(195,965)	(164,074)
Other income	51,501	5,033
Other expense	-	-
Loss on disposal of equipment	(635)	(473,709)
Change in fair value of warrants liability	2,866,171	(346,691)

Income before provision for income tax and non-controlling interest	609,013	2,525,605

Provision for income tax (expense) benefit	49,991	(522,279)

Net income	659,004	2,003,326

Less: net income (loss) attributable to non-controlling interest	(339,989)	7,705

Net income attributable to Dehaier Medical Systems Limited	998,993	1,995,621

Net income	659,004	2,003,326

Other comprehensive income (Loss)
Foreign currency translation gain (loss)	(594,556)	1,028,124

Comprehensive Income	64,448	3,031,450
-less comprehensive income (loss) attributable to the non-controlling interest	(367,181)	52,960

Comprehensive income attributable to Dehaier Medical Systems Limited	431,629	2,978,490

Earnings per share
-Basic	0.18	0.43
-Diluted	0.18	0.43

Weighted average number of common shares used in computation
-Basic	5,510,076	4,625,195
-Diluted	5,597,169	4,676,127

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2014	2013
	US$	US$
Cash flows from operating activities

Net income	659,004	2,003,326
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	1,408,421	239,871
Depreciation and amortization	640,560	619,890
Loss on disposal of equipment	635	473,709
Change in fair value of warrants liability	(2,866,171)	346,691
Change in deferred tax assets	(283,874)	(2,698)
Provision for doubtful accounts	713,591	44,041
Change in warranty reserve	(209,227)	-
Provision for inventory obsolescence	541,944	-
Provision for intangible assets	395,506	-
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(80,089)	(345,443)
Decrease (Increase) in prepayments and other current assets	5,238,541	(3,844,093)
(Increase) Decrease in other receivables	(481,785)	562,140
(Increase) Decrease in inventories	(1,904,329)	(120,996)
Decrease (Increase) in tax receivable	228,447	(34,569)
Increase in accounts payable	185,104	47,315
Increase (Decrease) in advances from customers	(145,950)	60,758
Increase in accrued expenses and other current liabilities	22,476	75,072
Decrease in taxes payable	74,549	(325,464)
Net cash provided by (used in) operating activities	4,137,353	(200,450)

Cash flows from investing activities
Capital expenditures and other additions	(7,027,999)	(1,130,621)
Purchases of intangible assets	(4,169,649)	-
Net cash used in investing activities	(11,197,648)	(1,130,621)

Cash flows from financing activities
Proceeds from bank loan	2,944,000	2,503,747
Repayment of bank loan	(2,948,700)	(2,502,457)
Capital contributed by non-controlling interest	-	329,576
Net proceeds from option exercises	194,300	-
Net proceeds from issuance of common stock	6,066,546	-
Net cash provided by financing activities	6,256,146	330,866

Effect of exchange rate fluctuations on cash and cash equivalents	(61,033)	87,820

Net decrease in cash and cash equivalents	(865,182)	(912,385)

Cash and cash equivalents at beginning of year	2,592,945	3,505,330

Cash and cash equivalents at end of year	1,727,763	2,592,945

Supplemental cash flow information
Income tax paid	188,695	688,219
Interest paid	176,231	159,482
Uncollected option exercise proceeds recorded as other receivable	-	11,600